SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 15, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date:  February 15, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew plc

15 February 2011

Smith & Nephew plc - Transaction in Own Shares

Smith & Nephew plc announces that on today it transferred a total of 1,000,000 ordinary shares of US$0.20 each to participants of the Smith & Nephew ShareSave. The shares will be used to satisfy options and awards under the Company Share Plans.

The transferred shares were all formerly held as Treasury Shares.

Following the above transfer, Smith & Nephew plc holds 61,720,798 ordinary shares in treasury, and has 891,853,130 ordinary shares in issue (excluding treasury shares).

Gemma Parsons
Deputy Company Secretary
Smith & Nephew plc
Tel:        020 7960 2228